Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.:0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a copy of a “Q&A” that will be used by Cooper management in connection with Cooper’s proposed acquisition of Ocular Sciences.

COOPER ACQUIRES OCULAR SCIENCES

QUESTIONS AND ANSWERS

What makes the combination of Cooper and Ocular Sciences so attractive?

Each company brings a strong portfolio to the merger and views the other as a strong partner. The businesses are highly complementary in both their geographic configurations and their product lines. Also, combining the two companies will generate significant synergies that are expected to lead to earnings per share accretion within the first year of the combination.

How will the combination benefit Ocular Sciences shareholders?

The terms of the merger call for Ocular Sciences shareholders to receive $22.00 in cash and ..3879 of a share of Cooper common stock for each of their Ocular Sciences shares, representing a 17.7% premium over the closing price of Ocular Sciences’ stock on July 27, 2004. Thus, Ocular Sciences shareholders can continue to participate in the results of the combined company going forward.

Who will be the top executives of the combined company?

Tom Bender will remain the chairman and chief executive officer and Bob Weiss the executive vice president and chief financial officer of Cooper. Greg Fryling will remain the chief operating officer of CooperVision.

Will any Ocular Sciences directors join the Cooper board of directors?

John Fruth and Ed Cummins will be asked to join the Cooper board from the Ocular Sciences board.

When will the acquisition become accretive?

We expect that we will see a benefit from the acquisition beginning in 2005 exclusive of non-recurring items for accounting and restructuring. There will be no impact on our 2004 guidance, which we have reconfirmed.

Do you anticipate any antitrust problems in the U.S. or in Europe?

The transaction will be reviewed by the U.S. Federal Trade Commission under the Hart- Scott-Rodino Act.

Where do you expect the synergies to come from?

We anticipate that the combined company will grow its revenue at a faster rate than either company alone. We expect significant benefits when we combine sales and marketing, research and development and administrative activities. We also expect our combined manufacturing technologies to generate efficiencies over time.

When do you expect the transaction to close?

We expect to close the transaction in the first quarter of our 2005 fiscal year, which begins on November 1, 2004.

Is there a break-up fee associated with the transaction?

Each of Ocular Sciences and Cooper will be required to pay a break-up fee to the other under certain circumstances as described in the merger agreement.

How is the transaction being financed?

The transaction is valued at about $1.2 billion based upon Cooper’s current market price. Cooper will issue about 10 million shares to Ocular Sciences shareholders. Following the completion of the transaction, Cooper will have about 45 million shares outstanding.

The cash portion of the merger consideration will be financed with new senior debt of about $770 million. (including the refinancing of Cooper’s current debt.) Cooper’s “debt to cap” following the merger will be about 41%.

What will be the combined company’s market position following the merger?

Following the merger, Cooper will be the third largest contact lens manufacturer in the world behind Johnson & Johnson and Ciba Vision.

What is the expected new product flow from the combined company over the next several years?

In addition to its recently introduced complementary line of aspheric lenses, Ocular Sciences is currently developing a new multifocal lens, a continuous wear lens and a lens targeted to patients who experience end of the day dry eye with their lenses. Cooper’s new product flow includes new color lens technology and Proclear® product line extensions.

In what markets will the combined company operate around the world?

Cooper will market in most of the major markets around the world including the United States, Japan and the Pacific Rim countries, The United Kingdom, France, Germany, Italy, Scandinavia, Spain, Portugal and the Benelux countries.

What will happen to CooperSurgical?

Cooper continues to view its investment in the women’s healthcare market as strategic providing an attractive area to reinvest cash generated by both business segments.

How many employees does Ocular Sciences have?

As of December 31, 2003, Ocular Sciences had 2,591 full-time employees, including 615 in the United States, 721 in the United Kingdom, 944 in Puerto Rico, 107 in France, 65 in Japan, 37 in Canada, 12 in Australia, and 90 in various sales and distribution sites throughout Europe. Of the full-time employees, 307 are engaged in sales and marketing, 1,627 in manufacturing, 185 in distribution, 209 in packaging and 263 in various administrative functions.

Does Ocular Sciences have any employee relations problems?

Their manufacturing site in Ligny-en-Barrios, France is represented by a labor union and is the subject of a collective bargaining agreement with respect to their employment with us. They have never experienced a work stoppage and believe their employee relations are good.

What will the new company be called?

CooperVision.

Will there be any change in employee benefits?

The benefit plans provided to Cooper U.S employees will be generally available to Ocular Sciences’ U.S. employees. Outside the U.S., benefits will be determined based on geographic location and CVI’s equivalent benefits provided to Ocular Sciences employees.

What is the expected impact of the acquisition on the total workforce of the two companies?

We expect that there will be a reduction in the combined workforce as we integrate the two businesses over the next several years. Natural attrition will account for some of the reduction and where appropriate, severance programs will be implemented. Where there is redundancy, we will select the most qualified people for the positions available.

When do you expect that the two organizations will be totally integrated?

We expect that it will take a minimum of three years to fully integrate the two organizations and their subsidiaries around the world.. Two-thirds of the SG&A integration will take place in the first 12 months.

Where will the new company be headquartered?

The Cooper Companies headquarters will remain where they are now with executive offices in Pleasanton, CA and Lake Forest, CA. Cooper will continue to be headquartered in Lake Forest. CooperSurgical is based in Trumbull, CT.

What will happen to the Ocular Sciences name and its product brands around the world?

Many of the product brand names of the Ocular Sciences products will continue to be used. The Ocular Sciences name will gradually be phased out.

Where will the manufacturing facilities be located?

Initially, the manufacturing configuration will remain the same as its now. Cooper

Do shareholders have to approve the merger?

Yes. Shareholders of both Cooper and Ocular Sciences will be notified and sent the appropriate material to vote on the merger.

If I am an Ocular shareholder, when will I receive the cash and Cooper shares in exchange for my Ocular Sciences shares?

At the time of the closing, around November 2004.

Will the new company continue to pay a dividend?

Yes, the Cooper Companies will continue to pay a dividend of xx per share payable twice a year.

How does the board of directors of Cooper and Ocular Sciences recommend that I vote?

The Cooper board of directors recommends that Cooper shareholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger. The Ocular Sciences Science board recommends that their shareholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger.

As an Ocular Sciences shareholder, what will I receive on completion of the merger?

You will be entitled to receive .3879 of a share of Cooper common stock plus $22.00 in cash for each share of Ocular Sciences that you own at the effective time of the merger. Instead of a fractional share of Cooper common stock, you will be entitled to receive an additional amount of cash.

Will I be able to trade the Cooper common stock that I receive in connection with the merger?

Yes. These shares will be fully tradable. They are listed on the New York Stock Exchange under the symbol COO.

Generally, persons who are deemed to be affiliates of Ocular Sciences must comply with Rule 145 under the Securities and Exchange Act of 1933 if they wish to sell or otherwise transfer any shares of Cooper received in conjunction of the merger. You will be notified if you are an affiliate of Ocular Sciences.

As an Ocular Sciences shareholder, who can answer my questions?

If you have any questions about the merger or how to vote your shares please contact Steve Neil at Ocular Sciences.

Cooper Companies Forward-Looking Statements

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular Sciences businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

In connection with the Acquisition, Cooper and Ocular Sciences intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. INVESTORS AND SECURITY HOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COOPER, OCULAR SCIENCES AND THE ACQUISITION. The joint proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the proxy statement and prospectus regarding the Acquisition when they become available.